SHIN CORPORATION

February 27, 2003

03007476

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SEC MAIL RECEIVED PROCESSING MAR 10 2003 WASH. D.C. 155 SECTION

Attention: International Corporate Finance
Re: Shin Corporation Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3140**

SUPPL

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Corporation Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 002/2003**

  Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 2/2003 regarding on issuance of the Employee Stock Option Plan (ESOP) Grant II, Dividend Payment and schedule of the Annual General Meeting of Shareholders for the year 2003.

  Date: February 27, 2003

- **Stock Exchange of Thailand Filing, SH 003/2003**

  Subject: Submission of Financial Statement of the Year 2003.

  Date: February 27, 2003

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mrs. Parsopsook Chaiwongsurarit or Ms. Boonya Buatip

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no.(662) 299-5226 or prasopsc@shincorp.com., boonya@shincorp.com

Thank you for your attention to this matter.

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

Very truly yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

dlw 3/18

Enclosure

**Summary Translation Letter**
**To the Stock Exchange of Thailand**
**Date February 27, 2003**

SH 002/2003

February 27, 2003

Re: Notification of the Resolutions of the Board of Directors' Meeting No. 2/2003 regarding on issuance of the Employee Stock Option Plan (ESOP) Grant II, Dividend Payment and schedule of the Annual General Meeting of Shareholders for the year 2003.

To: The President
The Stock Exchange of Thailand

Attachments : 1. Detail of the Employee Stock Option Plan Grant II
2. Capital Increase Form
3. Amendment of the terms and conditions of ESOP Grant I

The Board of Directors of Shin Corporation Public Company Limited (the Company) resolved in the meeting No. 2/2003 held on February 27, 2003 at 2.00 p.m. at the Board Room, Shinawatra 1 Tower, 414 Paholyothin Road, Samsennai, Payathai, Bangkok 10400 as the following matters:

1. Certified the Minutes of the Board of Directors' Meeting No. 1/2003 held on January 17, 2003.

2. Approved the balance sheet, profit and loss statements and cash flow statements for the year 2002 ended December 31, 2002.

3. Approved the appointment of four auditors of PricewaterhouseCoopers ABAS Limited as the Company's auditors for the year ended 2003 as follow:

| | |
|---|---|
| Mr. Prasan Chuapanich | CPA. No.3051 |
| Ms. Nangnoi Charoenthavesub | CPA. No. 3044 |
| Mrs. Suwannee Bhuripanyo | CPA. No. 3371 |
| Mr. Prasit Yuengsrikul | CPA. No. 4174 |

One of these persons will be responsible for auditing and giving comments on the Company's financial statements. The auditors' remuneration is up to Baht 2.20 million.

4. Approved the distribution of dividends to the Company's shareholders for the fiscal year beginning January 1, 2002 to December 31, 2002 at Baht 0.50 per share, total of Baht 1,468.50 million. The closing date of register book to determine the right to receive the dividends will be on April 9, 2003, at 12.00 noon and the date of dividends distribution will be on May 26, 2003.

5. Approved the appointment of directors replacing those retired by rotation, the determination of the authorized signatories of the Company, and the directors' remuneration for the fiscal year 2003 as follows;

5.1 The rotated directors are as follows:
- Mr. Bhanapot Damapong
- Mrs. Siripen Sitasuwan

- Dr. Virach Aphimettetamrong (Ph.D.)

5.2 The rotated directors being re-elected are as follows:
- Mr. Bhanapot Damapong
- Mrs. Siripen Sitasuwan
- Dr. Virach Aphimettetamrong (Ph.D.)

5.3 The members of the Board of Directors will be as follows:

| | |
|---|---|
| - Mr. Bhanapot Damapong | Chairman of the Board of Directors |
| - Mr. Boonklee Plangsiri | Director |
| - Mr. Niwat Boonsong | Director |
| - Mrs.Siripen Sitasuwan | Director |
| - Mr. Arak Chonlatanon | Director |
| - Mrs. Chua Sock Koong | Director |
| - Dr. Olarn Chaipravat (Ph.D.) | Chairman of the Audit Committee |
| - Mr. Vithit Leenutaphong | Audit Committee |
| - Dr. Virach Aphimettetamrong (Ph.D.) | Audit Committee |

5.4The authorized signatories are as follows:
"Mr. Bhanapot Damapong, Mr. Boonklee Plangsiri, Mr. Arak Chonlatanon and Mrs. Siripen Sitasuwan any two of these four directors jointly sign with the Company's seal affixed."

5.5 The directors' remuneration for the fiscal year 2003 approved by the Remuneration Committee is up to Baht 8,000,000. The determination of directors' remuneration for the year 2003 will be proposed to the Annual General Meeting of shareholders 2003 for further approval.

6. Approved the issuance and offering of warrants to purchase the Company's ordinary shares to directors, employees, and advisors of the Company (ESOP Grant II).

The objective of the ESOP is to compensate and motivate the directors, employees, and advisors to perform their duties in the best interests of the Company. This should in turn bring about long-term benefit to the Company, as well as retain them with the Company.

The overall program consists of 5 plans during a period of 5 years. The Company will issue and offer warrants to directors, employees, and advisors of the Company once a year, for 5 consecutive years. The terms of warrants issued each year will not exceed 5 years from the date of issuance, while other details of warrants will be similar for all five issuance. For the first issuance in 2002, the Company issued and offered the warrants of 29,000,000 units and allocated 29,000,000 ordinary shares, at the par value of Baht 1 each, equivalent to 0.99 percent of the total paid-up capital of the Company in order to reserve for the exercise of warrants.

For the second issuance (Grant II), the Board of Directors resolved to approve the issuance and offering of warrants of 18,083,700 units to directors, employees and advisors of the Company and the allocation of 18,083,700 ordinary shares, at the par value of Baht 1 each, equivalent to 0.61 percent of the total paid-up capital of the Company, to reserve for the exercise of the warrants. The detail of the terms and conditions is shown in **Attachment 1.**

Provided that, the Executive Committee or the designated person(s) by the Board of Directors are authorized to consider and prescribe other details relevant to the issuance

of the warrants, including to seek approvals from the relevant authorities and perform any other necessary actions related to the issuance of the warrants.

7. Approved the allocation of 18,083,700 new ordinary shares, at the par value of Baht 1 each, from the remaining 920 million shares which allocated to Private Placement, to reserve for the exercise of warrants under the ESOP Grant II.

   Other related details and conditions as well as taking necessary and appropriated actions in connection with the allocation of such new ordinary shares under the ESOP Grant II, including the listing of such new ordinary shares on the Stock Exchange of Thailand will be determined at the discretion of the Executive Committee or designated person(s) by the Board of Directors. **(Attachment 2)**

8. Approved, with consent from the Remuneration Committee, the allocation of warrants to the Company's directors, employees and advisors who are eligible for the warrants exceeding 5% of the total ESOP Grant II. These directors, employees and advisors are:

| Name | Number of Allocated Warrants | Percent of Total Warrants |
|---|---|---|
| 1. Mr. Boonklee Plangsiri | 9,484,600 | 52.45 |
| 2. Mr. Somprasong Boonyachai | 1,793,800 | 9.92 |
| 3. Mr. Dumrong Kasemset (Ph.D.) | 1,793,800 | 9.92 |
| 4. Mrs. Siripen Sitasuwan | 943,700 | 5.22 |

9. Approved the amendment to the terms and conditions of ESOP Grant I, which is issued and offered on March 27, 2002. **(Attachment 3)**

10. Approved the amendment to Article 10 of the Company's Articles of Association to be read as follows :

    "The repurchasing of the said shares shall be approved by the Shareholders' Meeting unless the total amount of those repurchased shares not exceeding 10 per cent of the paid up capital, the Company's Board of Directors shall be authorized to approved such repurchasing"

11. Approved the holding of the Annual General Meeting of Shareholders on April 29 , 2003 at 14.00 a.m. at the Auditorium Room, 19th Floor, Shinawatra 1 Tower, 414 Paholyothin Road, Samsennai Subdistrict, Payathai District, Bangkok. The agendas to be considered and approved in the meeting are as follows;

    Agenda 1 Matters to be informed;

    Agenda 2 To consider and certify the Minutes of the Annual General Meeting of Shareholders for the year 2002, held on April 30, 2002.;

    Agenda 3 To consider and certify the Board of Directors' report on the Company operating results for the fiscal year 2002;

    Agenda 4 To consider and approve the Company's balance sheet, statement of income and statement of cash flow for the year 2002 ended December 31, 2002;

    Agenda 5 To consider and approve the appropriation of the net profit for the fiscal year 2002;

Agenda 6 To consider and approve the appointment of the Company's auditors and fix their remuneration for the year ended 2003;

Agenda 7 To consider and approve the election of directors replacing those retired by rotation, to determine the authorized signatories of the Company, and the directors' remuneration for the year 2003;

Agenda 8 To consider and approve the issuance and offering of warrants of 18,083,700 units to purchase the Company's ordinary shares to directors, employees and advisors of the Company (ESOP Grant II);

Agenda 9 To consider and approve the allocation of 18,083,700 new ordinary shares, at par value of Baht 1 each in order to reserve for the exercise of warrants under the ESOP Grant II;

Agenda 10 To consider and approve the allocation of warrants to the Company's directors, employees and advisors who are eligible for the warrants exceeding 5 percent of the total ESOP Grant II, These directors, employees and advisors are as follows:

| Name | Number of Allocated Warrants | Percent of Total Warrants |
|---|---|---|
| 1. Mr. Boonklee Plangsiri | 9,484,600 | 52.45 |
| 2. Mr. Somprasong Boonyachai | 1,793,800 | 9.92 |
| 3. Mr. Dumrong Kasemset (Ph.D.) | 1,793,800 | 9.92 |
| 4. Mrs. Siripen Sitasuwan | 943,700 | 5.22 |

Agenda 11 To consider and approve the amendment to the terms and conditions of ESOP Grant I;

Agenda 12 To consider and approve the amendment to Article 10 of the Company's Articles of Association;

Agenda 13 To consider other matters (if any)

The Company will close the share register book to determine the shareholders who are eligible to attend and vote in the Annual General Meeting of Shareholders for the year 2003 from April 9, 2003 at 12.00 noon until the Annual General Meeting of Shareholder for the year 2003 is adjourned.

**Summary Translation Letter**
**To the Stock Exchange of Thailand**
**Date February 27, 2003**

---

SH 003/2003

February 27, 2003

Subject : Submission of Financial Statements of the Year 2002

To : The President
The Stock Exchange of Thailand

Enclosure : A copy of the Financial Statements and auditor's report for the Year 2002

The Board of Directors' Meeting of Shin Corporation Public Company Limited (the Company) No. 2/2003, held on February 27, 2003, at 2.00 p.m. approved the Balance Sheets, Profit and Loss Statements, and Cash Flow Statements of the Year 2002 ended December 31, 2002. The Company would like to submit the financial statements of the Year 2002 together with an explanation of the operating results.

The Company reported a net profit of the Year 2002 of Baht 5,281.43 million, which increases of Baht 2,461.24 million or 87.27% from Baht 2,820.19 million net profit of the Year 2001, due to the main reasons as follows:

1. The Company's revenue and cost decreased since there was no revenue and cost related to Telecom Project in 2002, while there were such revenue of Baht 395.90 million and related cost of Baht 423.82 million in 2001.
2. Other incomes of the Company decreased Baht 1,839.56 million or 83.68%, from Baht 2,198.14 million in 2001 to Baht 358.58 million in 2002 due to decreasing in gain from sale of investments. In 2001, the Company realized gain from sale of investment of Baht 1,830.51 million, which is mainly from gain on sale of investments in Shin Digital Company Limited and Digital Phone Company Limited to Advanced Info Service Plc. in the amount of Baht 1,670.03 million.
3. The Company's selling and administrative expenses decreased by Baht 223.52 million, from Baht 401.71 million in 2001 to Baht 178.19 million in 2002, due to written-off listing expense in the United State of America in 2001.
4. The share of net results from subsidiaries, joint ventures, and associates increased by Baht 3,851.41 million, from Baht 1,229.27 million in 2001 to Baht 5,080.68 million in 2002. The main reasons were as follows.

| **Company** | **2002** | **2001** | **Percent of Change** |
|---|---|---|---|
| Advanced Info Service Plc. | 4,913.32 | 1,458.20 | 236.94 |
| Shin Satellite Plc. | 711.20 | 773.94 | (8.11) |
| ITV Plc. | (555.41) | (465.43) | (19.33) |
| Other | 11.57 | (537.44) | 102.15 |
| **Total** | **5,080.68** | **1,229.27** | **313.31** |

**Attachment 1**

**Shin Corporation Public Company Limited**

**Details of the program regarding the issuance and offering of warrants to purchase ordinary shares to directors, employees and advisors of the Company (Employee Stock Option Plan – ESOP) Grant II**

1. **Objectives and necessities of offering securities to directors, employees and advisors of the Company**

The objective of the ESOP is to compensate and motivate the directors, employees, and advisors to perform their duties in the best interests of the Company. This should in turn bring about long-term benefit to the Company, as well as retain them with the Company.

The overall program consists of 5 plans during a period of 5 years. The Company will issue and offer warrants to directors, employees, and advisors of the Company once a year, for 5 consecutive years. The terms of warrants issued each year will not exceed 5 years from the date of issuance, while other details of warrants will be similar for all five issuance. The warrant issuance and allocation each year are subject to approvals of the Board of Directors and Shareholders' meetings.

The amount of warrants issued and offered in the year 2002 being 29,000,000 units, implying that 29,000,000 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.99 percent of the paid-up capital of the Company. The amount of warrants to be issued and offered in this year 2003 is 18,083,700 units, implying that 18,083,700 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.61 percent of the total paid-up capital of the Company. Total amount of ordinary shares reserved for the exercise of warrants under the ESOP Grant I and II is equivalent to 1.60 percent of the total paid-up capital of the Company. Details of warrants particular to ESOP Grant II as set out below will be proposed to the shareholders' meeting. Meanwhile, the Company expects to use the proceeds from the exercise of rights pursuant to warrants as working capital.

2. **Preliminary Details of Warrants in the Second Year Program**

| | |
|---|---|
| Type of Warrants | Warrants to purchase the Company's ordinary shares, in registered form and non-transferable unless by hereditary or beneficiary transfer as specified in Clause 3.4.3 (hereinafter referred to as **"warrant"**) |
| Total Number of Warrants to be Offered | 18,083,700 units |
| Offering Price per Unit | Baht 0 (zero Baht) |
| Offering Period | The offering shall be completed within one year from the date on which the program is approved by the SEC. |
| Terms | Not exceeding 5 years from the issue and offer date. |
| Reserved Shares | 18,083,700 shares (at the par value of Baht 1), or 0.61 of the total paid-up shares. |
| Warrant Allocation Method | Allocation of warrants to the Company's directors, employees and advisors and not offering through the intermediary. |
| Exercise Ratio | One warrant per one ordinary share |
| Exercise Price | The weighted average closing price of the Company's shares traded on the Stock Exchange of Thailand during the |

period of 30 days prior to the day of Shareholders' Meeting.

| | |
|---|---|
| Issuing and Offering Date | The Company's Executive Committee will determine the date of issuing and offering of warrants |
| Exercise Period | The Company's directors, employees and advisors could exercise the rights of the warrants to purchase the Company's ordinary shares as shown in the following details:<br>*First Year* — Directors, employees and advisors are entitled to exercise one-third of their allocated warrants to purchase ordinary shares one year after the warrants are issued to them, until the warrants are expired.<br>In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the last exercise of rights.<br>*Second Year* — Directors, employees and advisors are entitled to exercise one-third of their allocated warrants to purchase ordinary shares two years after the warrants are issued to them, until the warrants are expired.<br>In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the last exercise of rights.<br>*Third Year* — Directors, employees and advisors are entitled to exercise the remaining of their allocated warrants to purchase ordinary shares three years after the warrants are issued to them, until the warrants are expired.<br>In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the last exercise of rights. |
| Rights and Interests Other than those Normal Rights and Interests from Ordinary Shares | -None- |

## 3. **Other Principle and Conditions for Exercise of Warrants**

3.1 Exercise Period of Warrants A holder of the warrant certificate who wishes to exercise their rights to purchase ordinary shares of the Company is required to submit an exercise notice with the Company between 9.00 a.m. and 4.00 p.m. within five business days prior to each exercise date, except for the last exercise period the exercise notice must be submitted during 15 days prior to period of the Last Exercise Period.

Ordinary shares purchased in every exercise of warrants will be in whole number of a trading unit on the main board of the Stock Exchange of Thailand, except for the exercise of rights for the last exercise period.

3.2 Exercise Date and Time: Between 9.00 a.m. and 4.00 p.m. of the last business day of every month. (**"Exercise Date"**)

3.3 Qualifications of Directors, Employees and Advisors Eligible for Warrant Allocation

3.3.1 Any director, employee or advisor of the Company with a minimum of one year of service, and not an employee who is sent from a joint venture on a temporary term-basis operation;

3.3.2 Any selected director, employee or advisor who is beneficial to the Company (as the case may be);

3.3.3 In the case of any exception not pursuant to Clauses 3.3.1 and 3.3.2, it will be proposed to the meeting of Executive Committee for special consideration; and

3.3.4 The number of warrants as determined by the Company allocated to the respective directors, employees and/or advisors of the Company will not necessarily be in the same amount, but will be varied based on the position, work experience, years of service, performance and potential, as well as benefits providing to the Company.

3.4 Warrant Allocation Obligations between the Company and Directors, Employees and Advisors of he Company

3.4.1 If any director or advisor of the Company vacate of office or any employee retire from the Company pursuant to the Company's work rules, prior to exercising the rights under the warrants, such vacated directors or advisors, retired employee are entitled to exercise their warrants until the term of warrants.

3.4.2 If any director, employee or advisor resign from the Company due to the Company's order of transfer, such director, employee or advisor are entitled to exercise their warrants until the term of warrants.

3.4.3 If any director, employee or advisor is no longer a director, employee or advisor of the Company by reason of decease, disappearance, infirmity, or incompetent, such warrants shall then pass on to the person named as executor or beneficiary of the deceased, disappeared, infirm, or incompetent director, employee or advisor, as the case may be. That person will be entitled to exercise those warrants to purchase ordinary shares of the Company until the term of warrants.

3.4.4 If any director or advisor resign from the Company prior to expiration of the term of office or any employee resign from the Company for any reason other than as specified in Clauses 3.4.1, 3.4.2, or 3.4.3 above, such director, employee and advisor shall be entitled to exercise their warrants to purchase ordinary shares of the Company only the allowed portion within three months after such director, employee and advisor resigned from their offices.

Remaining warrants which any director, employee or advisor is unable to exercise for any of the reasons as stipulated in Clause 3.4.4 shall be submitted to the Company for cancellation.

3.5 In Case of Un-Exercise of Warrants If directors, employees or advisors of the Company do not exercise all or some of warrants and terms of warrants are expired, it is deemed that the directors, employees or advisors waive their rights on such un-exercised warrants. In this respect, such directors, employees or advisors shall not be entitled to claim any compensation from the Company.

3.6 Assistance from the Company in Respect of Sources of Funds for Directors, Employees and Advisors

-None-

3.7 Right Adjustment . The company may reserve additional common shares if the circumstances stipulated in the notification of the Securities and Exchange Commission, relating to the offer for sale of warrants to purchase common shares, occur and cause the adjustment of the rights pursuant to warrants.

**4. Effects upon Shareholders from Issuance of Warrants and Offer for Sale to Directors, Employees and Advisors of the Company on this Occasion**

4.1 Effects upon Price Dilution due to the Exercise of Rights to Purchase Shares by Directors, Employees and Advisors

The exercise price is determined as the weighted average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the day of shareholders' meeting, which closes to the market price, the issuance and offering of warrants will not create any effect upon price dilution.

However, effects upon price dilution due to the exercise of rights to purchase shares by directors, employees and advisors will be subject to the market price of the Company's shares on the day that new shares from the exercise of rights by directors, employees and advisors start trading in the Stock Exchange of Thailand.

4.2 Effects upon Existing Shareholders due to Reduced Ownership Ratio or Control Dilution in case Warrants are Exercised by All Directors, Employees and Advisors as Calculated from the Presently Paid-up Capital:

Number of the total issued shares = 2,937,000,000 shares (at a par value of Baht 1 each)

Number of all shares from warrant exercise = 18,083,700 shares (at a par value of Baht 1 each)

Total number of shares after exercise of right = 2,955,083,700 shares (at a par value of Baht 1 each)

Ratio of the existing shareholders after = 99.39 exercise of warrants

4.3 The Amount of Reserved Shares for Exercise of Warrants Allocated to Directors, Employees and Advisors at the Rate not Exceeding 5 of the Total Issued Shares on the Date of Applying for Approval of the Office

Number of the total issued shares = 2,937,000,000 shares (at a par value of Baht 1 each)

Number of reserved shares for the exercise of warrant shares to be allocated to directors, employees and advisors = 18,083,700 shares (at a par value of Baht 1 each)

Ratio of reserved shares to total issued shares = 0.61 of the total issued shares

4.4 The List of All Directors (of the Company and its subsidiaries) to Be Allocated Warrants and Employees and Advisors who are eligible to be allocated Warrants at the Rate Exceeding 5 of Warrant To Be Issued and Offered

| Name | Number of Allocated Warrants (Unit) | Percent of Total Allocated Warrants |
|---|---|---|
| 1. Mr. Boonklee Plangsiri<br>Director and Chairman of the Executive Committee | 9,484,600 | 52.45 |
| 2. Mr. Somprasong Boonyachai<br>Vice Chairman of the Executive Committee / Human Resources | 1,793,800 | 9.92 |
| 3. Dr. Dumrong Kasemset<br>Vice Chairman of the Executive Committee / Portfolio Management | 1,793,800 | 9.92 |

| Name | Number of Allocated Warrants (Unit) | Percent of Total Allocated Warrants |
|---|---|---|
| 4. Mrs. Siripen Sitasuwan<br>Director and Chief Financial Officer and President | 943,700 | 5.22 |
| 5. Mr. Niwat Boonsong<br>Director and Vice Chairman of the Executive Committee / Corporate Public Relations | 633,600 | 3.50 |
| 6. Mr. Arak Chonlatanon<br>Director and Vice Chairman of the Executive Committee / New Business] | 466,300 | 2.58 |
| 7. Mr. Tanadit Charoenchan<br>Vice President – Finance and Accounting of Shin Satellite Public Co., Ltd. (Director's subsidiary) | 316,500 | 1.75 |

Note: *The amount of warrants to be issued and offered will be 18,083,700 units.*

4.5 Ordinary shares issued under the warrants exercised shall have the same rights and status as ordinary shares previously issued by the company in all respects.

## 5. Description and Conditions of Warrants

Warrants issued and offered to directors, employees and advisors of the Company shall be subject to rules and conditions pursuant to the Securities and Exchange Commission Notification No. GorJor. 36/2544 Re: Offering of Newly Issued Securities to Directors or Employees dated October 19, 2001

Warrant holders are liable to pay taxes and duties pursuant to the Revenue Code and relevant laws in exercising their rights to purchase ordinary shares.

After the Last Exercise Period, remaining warrants shall be deemed invalid and cannot be further exercised in any case.

## 6. Rights of Shareholders in Opposition of Offering for Sales of Warrants to Directors, Employees pursuant to Notification of the SEC No. GorJor. 36/2544 dated October 19, 2001

Pursuant to Clause 14 of the Notification of the SEC No. GorJor. 36/2544 dated October 19, 2001, the issuance and offering of warrants to directors or employees shall to be approved by the Shareholders' Meeting with votes of not less than three quarters of all votes of shareholders attending the meeting and having the right to vote and must not be opposed by shareholders with an aggregate number of shares exceeding 10 of all votes of shareholders attending the meeting.

In case of issuance and offering warrants to any director, or employee at the rate exceeding five of all warrants offered pursuant to Clause 15 (2) of the Notification of the SEC above, the Shareholders' Meeting will consider the offer for sale with approval on an individual basis and the resolution must have not less than three quarters of all votes of shareholders attending the meeting and having the right to vote and must not be opposed by shareholders with an aggregate number of shares exceeding 5 of all votes of shareholders attending the meeting.

## 7. List of Directors and Employees Eligible to be Allocated Warrants at the Rate Exceeding Five of All Warrants

7.1 Mr. Boonklee Plangsiri, the Director and Chairman of the Executive Committee], is eligible to be allocated warrants 9,484,600 units, or 52.45 percent of total ESOP program

The number of times attending the meetings and not attending the meetings of the director during the past year.

Shin Corporation Public Company Limited

No. of meetings 5 times Attending 5 times Not attending - time

7.2 Dr. Dumrong Kasemset, the Vice Chairman of the Executive Committee / Portfolio Management], is eligible to be allocated warrants 1,793,800 units, or 9.92 percent of total ESOP program

The number of times attending the meetings and not attending the meetings of the director during the past year.

Shin Satellite Public Company Limited (the Company's subsidiary)

No. of meetings 8 times Attending 8 times Not attending - time

7.3 Mr. Somprasong Boonyachai, the Vice Chairman of the Executive Committee / Human Resources, is eligible to be allocated warrants 1,793,800 units, or 9.92 percent of total ESOP program.

7.4 Mrs. Siripen Sitasuwan, the Director and Chief Financial Officer and President, is eligible to be allocated warrants 943,700 units, or 5.22 percent of total ESOP program

The number of times attending the meetings and not attending the meetings of the director during the past year.

Shin Corporation Public Company Limited

No. of meetings 5 times Attending 4 times Not attending 1 time

Opinion of the Board of Directors and the Remuneration Committee

Detail of Opinion of the Remuneration Committee for ESOP program as presented in the attachment.

The total amount of warrants to be issued and offered will be 18,083,700 units. Furthermore, the exercise price will be determined as the weighted average closing price of the Company's shares traded in the Stock Exchange of Thailand during the period of 30 days prior to the day of Shareholders' Meeting. Such persons mentioned in Clause 7.1 - 7.4 will not receive cash benefits when calculated from the difference between the offer price (including the exercise price) and the market price.

**Attachment 1-1**

***(Translation)***

# Opinion of the Remuneration Committee for ESOP Program

February 21, 2003

To : Board of Directors of Shin Corporation Public Company Limited

Whereas the Board of Directors Meeting of Shin Corporation Public Company Limited has passed a resolution to appoint the Remuneration Committee for the ESOP Program, consists of Mr. Bhanapot Damapong as the Chairman of the Remuneration Committee, Mr. Olarn Chaipravat (Ph.D.) and Mr. Vithit Leenutapong as members of the Remuneration Committee to approve the names of directors, employees and advisors of the Company who will be entitled to receive warrants to exercise to company's ordinary shares exceeding 5(five) percent of the program, in order to comply with the notification of the Securities and Exchange Commission No. Gor. Jor. 36/2544 regarding the offering of the newly issued securities to directors or employees .

The Remuneration Committee for ESOP Program has considered and approved to allocate the warrants to exercise to company's ordinary shares exceeding 5 (five) percent of the program to each of the following directors and employees of Shin Corporation Public Company Limited respectively, totaling 4 (four) persons:

| Director/Employee | No. of Warrants Allocated (Units) | % of the Program |
|---|---|---|
| 1. Mr. Boonklee Plangsiri | 9,484,600 | 52.45 |
| 2. Mr. Somprasong Boonyachai | 1,793,800 | 9.92 |
| 3. Mr. Dumrong Kasemset (Ph.D.) | 1,793,800 | 9.92 |
| 4. Mrs. Siripen Sitasuwan | 943,700 | 5.22 |

## The Grounds, Necessity and the Benefits to the Company

The Remuneration Committee for ESOP Program has the opinion that the above four directors and the employees have high knowledge, ability, accountability and excellent performance. Furthermore, they are honest with loyalty to the Company and perform their duty for the highest benefits of the Company all along. The warrant allocation for this ESOP program would motivate more efficient performance of the directors and employees which would finally result in good operating results of the Company. Details of the position, the start date joining the company and the benefits that these directors and employees have made to the Company are herewith attached.

Please be informed accordingly.

Sincerely yours,

( Mr. Bhanapot Damapong )
Chairman of the Remuneration Committee for the ESOP Program
Shin Corporation Public Company Limited

Attachment 2

*(Translation)*

**Capital Increase Report Form**

**Shin Corporation Public Company Limited**

**February 27, 2003**

---

We, Shin Corporation Public Company Limited (the "**Company**"), hereby report on the resolution of the Board of Directors No. 2/2003, held on February 27, 2003 from 2.00 p.m. to 5.00 p.m. in respect of a share allotment as follows:

1. **Capital increase**

The Board of Directors has approved the allotment of 18,083,700 unissued ordinary shares, at the par value of Baht 1 each, totaling Baht 18,083,700, to reserve for the exercise of warrants, to be issued to the Company's directors, employees and advisors under ESOP Grant II.

2. **Allotment of new shares**

The Board of Directors has approved to allot 18,083,700 unissued ordinary shares, at the par value of Baht 1 each, totaling Baht 18,083,700, to reserve for the exercise of warrants, to be issued to the Company's directors, employees and advisors under ESOP Grant II. Such allotment will be proposed to the shareholders for consideration and approval, details as follows:

2.1 The details of the allotment

| **Allotted to** | **Number (shares)** | **Ratio (old : new)** | **Sale price per share (Baht)** | **Subscription and payment period** | **Note** |
|---|---|---|---|---|---|
| Existing Shareholders | - | - | - | - | - |
| General public | - | - | - | - | - |
| Other persons *(specify)* | - | - | - | - | - |
| To reserve for the exercise of the warrant issued to directors, employees and advisors (ESOP Grant II) | 18,083,700 | 1:1 | Exercise price is the weighted average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the day of Shareholders' Meeting. | - | - |

<u>**Note**</u> The details of the ESOP is shown in **Attachment 1**.

Provided that, the Executive Committee or the designated person(s) by the Board of Directors are authorized to consider and prescribe other details relevant to the issuance of the warrants, including to seek approvals from the relevant authorities and perform any other necessary actions related to the issuance of the warrants.

2.2 The Company's plan in case there is a fraction of shares remaining

-None-

2.3 The remaining unissued shares

The remaining shares after this allocation will be 1,815,916,300 shares, at the par value of Baht 1 each.

**3. Schedule for Shareholders Meeting to approve the capital increase/ allotment**

The Annual General Meeting of Shareholders for the year 2003 will be held on April 29, 2003, at 2.00 p.m. at the Auditorium Room, 19th Floor, No. 414 Shinnawatra Tower 1, Phaholyothin Road, Samsennai, Payathai, Bangkok 10400. The Company will close the shareholder register book to determine the shareholders who are eligible to attend and vote in the Annual General Meeting of Shareholders for the year 2003 from April 9, 2003 at 12.00 noon until the Annual General Meeting of Shareholder for the year 2003 is adjourned.

**4. Approval of the capital increase/ share allotment by relevant governmental agency and conditions thereto (if any)**

The Company will register the increase of paid-up capital at the Ministry of Commerce when the warrants are exercised to ordinary shares and seek approvals from the Stock Exchange of Thailand to list such newly issued ordinary shares as listed securities and trading in the Stock Exchange of Thailand.

**5. Objectives of the capital increase and plans for utilizing proceeds received from the capital increase**

The Company will use the proceeds from exercise of warrants as its working capital.

**6. Benefit to the Company from the capital increase/ share allotment:**

The objective of the ESOP is to compensate and motivate the directors, employees, and advisors to perform their duties in the best interests of the Company. This should in turn bring about long-term benefit to the Company, as well as retain them with the Company.

**7. Benefit to the shareholders from the capital increase/share allotment:**

The objective of the ESOP is to compensate and motivate the directors, employees, and advisors to perform their duties in the best interests of the Company. This should in turn being about long-term benefit to the Company, as well as retain them with the Company, resulting in improvement of the Company's performance.

The newly issued shares from exercise of warrants will have the same rights as that of the increased shares, previously issued, and be entitled to receive dividends from the date that their name are listed in the share register book submitted to the Ministry of Commerce.

8. **Other details necessary for shareholders to approve the capital increase/share allotment:**

-None-

9. **Action plan after the Board of Directors of the Company passed a resolution approving the capital increase or allotment of new shares:**

| Date | Actions |
|---|---|
| February 27, 2003 | Board of Director's Meeting for resolution to issue warrants to the directors, employees and advisers of the Company as well as allotment of new shares for supporting the exercise of the warrants to purchase the ordinary shares. |
| February 27, 2003 | Notify the Stock Exchange of Thailand of the resolution of the Board of Directors Meeting. |
| April 9, 2003 | Close the shareholder register book for suspension of share transfer for the right to attend the Annual General Meeting of Shareholders for the year 2003 |
| April 29, 2003 | The holding of the Annual General Meeting of Shareholder for the year 2003 |
| Within April 2003 | Submit the Application for issuance and offer of the warrants and the registration statement and the draft of prospectus, to the Office of the Securities and Exchange Commission |

The Company hereby certifies that the information contained in this report form is true and complete in all respects.

Signed _____*-Signed-*_____ authorized director
(Mr. Boonklee Plangsiri)
Director

Signed _____*-Signed-*_____ authorized director
(Mr. Arak Cholthanon)
Director

**Attachment 3**

**Shin Corporation Public Company Limited**

**Details of the program regarding the issuance and offering of warrants to purchase ordinary shares to directors, employees and advisors of the Company (Employee Stock Option Plan – ESOP). To propose an amendment of the details of ESOP Grant I in order to comply with Grant II.**

**An amendment of Clause 3.4 Re: Warrant Allocation Obligations between the Company and Directors, Employees and Advisors of the Company is set out below.**

| **Grant I** | |
|---|---|
| **Existing Details of Grant I** | **Details of proposing to amend of Grant I** |
| 3.4.1 If any director or advisor of the Company vacate of office or any employee retire from the Company pursuant to the Company's work rules, prior to exercising the rights under the warrants, such vacated directors or advisors, retired employee are entitled to exercise their warrants until the term of warrants. | - no change - |
| 3.4.2 If any director, employee or advisor resign from the Company due to the Company's order of transfer, such director, employee or advisor shall be entitled to exercise their warrants to purchase ordinary shares of the Company only the allowed portion and are not entitled to exercise their warrants to purchase the remaining ordinary shares which are not due. | 3.4.2 If any director, employee or advisor resign from the Company due to the Company's order of transfer, such director, employee or advisor are entitled to exercise their warrants until the term of warrants. |
| 3.4.3 If any director, employee or advisor of the Company die or become missing, such warrants shall then pass on to the person named as executor or beneficiary of the deceased or disappeared director, employee or advisor, as the case may be. The person will be entitled to exercise their warrants to purchase ordinary shares of the Company only the allowed portion, and are not entitled to exercise their warrants to purchase the remaining ordinary shares which are not due. | 3.4.3 If any director, employee or advisor is no longer a director, employee or advisor of the Company by reason of decease, disappearance, infirmity, or incompetent, such warrants shall then pass on to the person named as executor or beneficiary of the deceased, disappeared, infirm, or incompetent director, employee or advisor, as the case may be. That person will be entitled to exercise those warrants to purchase ordinary shares of the Company until the term of warrants. |

| | |
|---|---|
| 3.4.4 If any director or advisor resign from the Company prior to expiration of the term of office or any employee resign from the Company for any reason other than as specified in Clauses 3.4.1, 3.4.2, or 3.4.3 above, such director, employee and advisor shall be entitled to exercise their warrants to purchase ordinary shares of the Company only the allowed portion within three months after such director, employee and advisor resigned from their offices. | - no change - |
| Remaining warrants which any director, employee or advisor is unable to exercise for any of the reasons as stipulated in Clauses 3.4.2, 3.4.3 or 3.4.4 shall be submitted to the Company for cancellation. | Remaining warrants which any director, employee or advisor is unable to exercise for any of the reasons as stipulated in Clause 3.4.4 shall be submitted to the Company for cancellation. |